SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Subject Company (Issuer))

TARO PHARMACEUTICAL INDUSTRIES LTD. (ISSUER)
(Names of Filing Persons (Issuer and Offeror))

ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 0.0001 PER SHARE

(Title of Class of Securities)

M8737E108
(CUSIP Number of Class of Securities)

SUBRAMANIAN KALYANASUNDARAM
CHIEF EXECUTIVE OFFICER AND DIRECTOR
TARO PHARMACEUTICAL INDUSTRIES LTD.
C/O TARO PHARMACEUTICALS U.S.A., INC.
3 SKYLINE DRIVE
HAWTHORNE, NY 10532
(914) 345-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
PETER D. LYONS, ESQ.
ELIZA W. SWANN, ESQ.
SHEARMAN & STERLING LLP
599 LEXINGTON AVENUE
NEW YORK, NEW YORK 10022
(212) 848-4000

CALCULATION OF FILING FEE
TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$200,000,000	$25,760

(1)
Estimated solely for purposes of calculating the filing fee.  This amount is based upon the offer to purchase for up to $200 million in value of ordinary shares of Taro Pharmaceutical Industries Ltd. at a price not greater than $97.50 per share nor less than $84.50 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $128.80 per million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25,760	Filing Party: Taro Pharmaceutical Industries Ltd.
Form or Registration No.: Schedule TO	Date Filed: November 25, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2013, as amended and supplemented by Amendment No. 1 filed with the SEC on December 7, 2013 and Amendment No. 2 filed with the SEC on December 12, 2013 (as amended, the “Schedule TO”) relating to the offer by Taro Pharmaceutical Industries Ltd., a company incorporated under the laws of the State of Israel (the “Company”), to purchase up to $200 million in value of its ordinary shares, nominal (par) value NIS 0.0001 per share, at a price not greater than $97.50 per share nor less than $84.50 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 2013, as amended, and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.  Only those items amended are reported in this Amendment.  Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal remains unchanged.  This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

ITEM 11.  ADDITIONAL INFORMATION.

Item 11(c) of the Schedule TO is hereby amended and supplemented by adding the following:

On December 24, 2013, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:00 midnight, New York City time, on Monday, December 23, 2013.  A copy of the press release is filed as Exhibit (a)(1)(J) to the Schedule TO and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(J)	Press Release Announcing Preliminary Results of the Offer, dated December 24, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 24, 2013

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
	Name:	Subramanian Kalyanasundaram
	Title:	Chief Executive Officer and Director

EXHIBIT INDEX

(a)(1)(J)	Press Release Announcing Preliminary Results of the Offer, dated December 24, 2013